UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              Huntsman Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   447011 10 7
            ---------------------------------------------------------
                                 (CUSIP Number)


               MatlinPatterson Global Opportunities Partners L.P.
          MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
              MatlinPatterson Global Opportunities Partners B, L.P.
                       MatlinPatterson Global Advisers LLC
                       MatlinPatterson Global Partners LLC
                      MatlinPatterson Asset Management LLC
                               MatlinPatterson LLC
                                Mark R. Patterson
                                 David J. Matlin
                             Christopher R. Pechock
                            (Name of Persons Filing)

                                  Robert Weiss
                       MatlinPatterson Global Advisers LLC
                               520 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 651-9525

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 20, 2006
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

         Note: The information required on the remainder of this cover page shall not deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
Cusip No. 447011 10 7

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Global Opportunities Partners L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 129,776,387
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 78,632,763
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         129,776,387
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 447011 10 7

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 129,776,387
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 78,632,763
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         129,776,387
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 447011 10 7

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Global Opportunities Partners B, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 129,776,387
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 78,632,763
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         129,776,387
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 447011 10 7

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Global Advisers LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 129,776,387
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 78,632,763
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         129,776,387
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 447011 10 7

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         David J. Matlin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 129,776,387
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 78,632,763
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         129,776,387
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 447011 10 7

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Christopher R. Pechock
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 129,776,387
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 78,632,763
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         129,776,387
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 447011 10 7

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mark R. Patterson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 129,776,387
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 78,632,763
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         129,776,387
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 447011 10 7

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Global Partners LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 129,776,387
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 78,632,763
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         129,776,387
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 447011 10 7

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Asset Management LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 129,776,387
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 78,632,763
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         129,776,387
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 447011 10 7

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
SHARES BENEFICIALLY OWNED         7    SOLE VOTING POWER
BY EACH REPORTING PERSON                         0
        WITH                      ----------------------------------------------
                                  8    SHARED VOTING POWER
                                                 129,776,387
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                                 0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                 78,632,763
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         129,776,387
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 447011 10 7

                                Explanatory Note


         This Schedule 13D (this "Schedule 13D") is filed on behalf of (1) MatlinPatterson Global Opportunities Partners L.P., a Delaware limited partnership ("Matlin Partners (Delaware)"), (2) MatlinPatterson Global Opportunities Partners B, L.P., a Delaware limited partnership (the "Opt-Out Fund"), (3) MatlinPatterson Global Opportunities Partners (Bermuda) L.P., an exempt limited partnership organized under the laws of Bermuda ("Matlin Partners (Bermuda)" and together with Matlin Partners Delaware and Opt-Out Fund, the "Matlin Partnerships"), (4) MatlinPatterson Global Advisers LLC, a Delaware limited liability company, by virtue of its investment authority over securities held by the Matlin Partnerships ("Matlin Advisers"), (5) MatlinPatterson Global Partners LLC, a Delaware limited liability company, as general partner of the Matlin Partnerships ("Matlin Global Partners"), (6) MatlinPatterson Asset Management LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers ("Matlin Asset Management"), (7) MatlinPatterson LLC, a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management ("MatlinPatterson"), (8) Mark R. Patterson ("Patterson") and David J. Matlin ("Matlin"), each as a holder of 50% of the membership interests in MatlinPatterson and (9) Matlin and Christopher R. Pechock ("Pechock"), as Administrative Trustees of HMP Trust (as defined below). Matlin Partners (Delaware), Matlin Partners (Bermuda), Opt-Out Fund, Matlin Partners (Bermuda), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Patterson, Matlin and Pechock, are collectively, the "Reporting Persons" and each a "Reporting Person."

         Prior to the filing of this Schedule 13D, the Reporting Persons reported their beneficial ownership of Huntsman Corporation Common Stock jointly with other persons pursuant to a Schedule 13D filed on February 22, 2005, as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on March 9, 2005 (collectively, the "Former Schedule 13D"). The Former Schedule 13D was originally filed by the Reporting Persons and (i) HMP Equity Trust, a Delaware statutory trust ("HMP Trust"), (ii) Huntsman Family Holdings Company LLC, a Utah limited liability company ("Huntsman Family Holdings"), (iii) Jon M. Huntsman ("J. Huntsman") and (iv) Peter R. Huntsman ("P. Huntsman"). All shares of Issuer Common Stock that are subject to this filing are held by HMP Trust. This
Schedule 13D is being filed on behalf of the Reporting Persons to disclose the allocation of certain shares of Issuer Common Stock held by HMP Trust for the benefit of the Reporting Persons as of August 20, 2006 and as described below. The administrative trustees of HMP Trust consist of J. Huntsman, P. Huntsman, Matlin and Pechock. All of the outstanding beneficial interests in HMP Trust are owned by Huntsman Family Holdings and the Matlin Partnerships.

Item 1. Security and Issuer

         This Statement on Schedule 13D relates to the Common Stock, $0.01 par value per share, of Huntsman Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 Huntsman Way, Salt Lake City, Utah 84108.

Schedule 13D
Cusip No. 447011 10 7

Item 2. Identity and Background.

         (a)      This Statement is filed jointly by the Reporting Persons.

         Matlin Partners (Delaware) and the Opt-Out Fund are limited partnerships organized under the laws of Delaware. Matlin Partners (Delaware) generally invests in equity and subordinated debt securities of companies. The Opt-Out Fund holds investments of investors who originally invested in Matlin Partners (Delaware) but opted out of subsequent investments upon the spin off of MatlinPatterson entities from Credit Suisse First Boston in July 2002. The address of Matlin Partners (Delaware) and the Opt-Out Fund's principal business office is c/o Matlin Global Partners 520 Madison Avenue, New York, New York 10022.

         Matlin Partners (Bermuda) is an exempt limited partnership organized under the laws of Bermuda. Matlin Partners (Bermuda) generally invests in equity and subordinated debt securities of companies. The address of Matlin Partners (Bermuda)'s principal business office is c/o Quorum International Limited, Reid House, 31 Church Street, Hamilton, Bermuda.

         Matlin Global Partners is a limited liability company organized under the laws of Delaware. Matlin Global Partners serves as General Partner of Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund. The address of Matlin Global Partners' principal business office is 520 Madison Avenue, New York, New York 10022. The principal business of Matlin Global Partners is acting as the general partner to Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund.

         Matlin Advisers is a limited liability company organized under the laws of Delaware. Matlin Advisers serves as investment advisor to Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund. The address of Matlin Advisers' principal business office is 520 Madison Avenue, New York, New York 10022. Matlin Advisers performs certain investment advisory services on behalf of Matlin Partners (Delaware) and Matlin Partners (Bermuda), pursuant to a certain amended and restated Investment Advisory Agreement dated as of July 17, 2002 among Matlin Advisers, Matlin Partners (Delaware) and Matlin Partners (Bermuda).

         Matlin Asset Management is a limited liability company organized under the laws of Delaware. Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. The address of Matlin Asset Management's principal business office is 520 Madison Avenue, New York, New York 10022. Matlin Asset Management's principal business is owning Matlin Global Partners and Matlin Advisers.

         MatlinPatterson is a limited liability company organized under the laws of Delaware. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. The address of MatlinPatterson's principal business office is 520 Madison Avenue, New York, New York 10022. MatlinPatterson's principal business is owning Matlin Asset Management.

         Patterson and Matlin are each the holder of 50% of the membership interests in MatlinPatterson. The address of Mark R. Patterson and Matlin's principal business office is 520 Madison Avenue, New York, New York 10022. Patterson's present principal occupation is acting as Chairman of Matlin Advisers and Matlin's present principal occupation is acting as Chief Executive Officer of Matlin Advisers. Matlin is a director of the Company. Patterson and Matlin are citizens of the United States of America.

Schedule 13D
Cusip No. 447011 10 7

         Pechock's present principal occupation is acting as an employee of Matlin Advisers. The address of Pechock's principal business office is 520 Madison Avenue, New York, New York 10022. Pechock is a director of the Company. Pechock is a citizen of the United States of America.

         None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

         On February 10, 2005, the Company, Huntsman Holdings, LLC ("Huntsman Holdings"), Huntsman Holdings Preferred Member, LLC ("HHPM"), and two wholly owned subsidiaries of the Company entered into merger agreements pursuant to which the Company agreed to acquire Huntsman Holdings and HHPM (the "Reorganization Transactions"). Pursuant to the Reorganization Transactions, on February 16, 2005, subsidiaries of the Company merged into HHPM and Huntsman Holdings and, in connection therewith, the Company issued shares of its common stock ("Shares") in exchange for the limited liability company interests in Huntsman Holdings and HHPM, including those owned by Huntsman Family Holdings,
P. Huntsman and the Matlin Partnerships. As part of the Reorganization Transactions, Huntsman Family Holdings and the Matlin Partnerships caused to be delivered to HMP Trust the Shares they were to receive in the mergers. No other consideration was paid or given by Huntsman Family Holdings or the Matlin Partnerships in connection with the Reorganization Transactions. HMP Trust was formed to hold Shares.

Item 4. Purpose of Transaction.

         Before the Reorganization Transactions were effectuated in order to reorganize the structure of the Company and its affiliates in a manner that would facilitate the initial public offering of Shares in connection with the Reorganization Transactions, on February 10, 2005, Huntsman Family Holdings and the Matlin Partnerships, as holders of beneficial interests in HMP Trust, and J. Huntsman, P. Huntsman, Matlin and Pechock, as administrative trustees (the "Administrative Trustees"), and Deutsche Bank Trust Company Delaware, as Delaware trustee, entered into the HMP Equity Trust Amended and Restated Trust Agreement (the "Trust Agreement"). Pursuant to the terms of the Trust Agreement, each of Huntsman Family Holdings and the Matlin Partnerships caused to be delivered to HMP Trust all of the Shares that they were entitled to receive pursuant to the Reorganization Transactions.

         The Trust Agreement provides that the two trustees of HMP Trust designated by Huntsman Family Holdings (the "HFH Designees") shall have the power to exercise all of the voting rights related to the Shares held directly or indirectly by HMP Trust in accordance with their sole discretion except that,

Schedule 13D
Cusip No. 447011 10 7

unless the Administrative Trustees (at least one of whom must be a HFH Designee and one of whom must be one of the two trustees of HMP Trust designated by the Matlin Partnerships (the "MP Designees")) shall approve otherwise, all of such Shares shall be voted as follows:

         (i)      so as to cause:

                  (A) the certificate of incorporation or bylaws of the Company to provide for its Board of Directors (the "Corporate Board") to be divided into three classes of approximately equal size, with staggered, three-year terms: the first class consisting of directors ("Class I") whose terms will expire at the first annual meeting of the stockholders of the Company following the effectiveness of the Amended and Restated Certificate of Incorporation of the Company adopted in connection with the Company's initial public offering ("IPO"), the second class consisting of directors ("Class II") whose terms will expire at the second annual meeting of stockholders of the Company following such effectiveness and the third class consisting of directors ("Class III") whose terms will expire at the third annual meeting of stockholders of the Company following such effectiveness;

                  (B) the certificate of incorporation or bylaws of the Company to provide that upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders of the Company in the year in which their term expires;

                  (C) the Corporate Board to consist, immediately after the consummation of the IPO, of five members, with Class I consisting of two directors, Class II consisting of two directors and Class III consisting of one director; and

                  (D) the certificate of incorporation or bylaws of the Company to provide that any additional directorships resulting from an increase in the number of directors, and any reduction in the number of directors resulting from a decrease in the size of the Corporate Board (other than temporary vacancies) will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the members of the Corporate Board;

         (ii) in any such stockholders meeting at which, or with respect to any such consent pursuant to which, directors are to be elected or appointed:

                  (A) until the second anniversary of the consummation of the IPO, so as to have the Board of Directors consist of, and only of, the following persons, subject to their consent to so serve: Alvin V. Shoemaker, Nolan D. Archibald, Marsha J. Evans, H. William Lichtenberger, Wayne A. Reaud and Richard Michaelson (the "Initial Directors"), the Adviser Directors (as defined below), the Huntsman Directors (as defined below) and/or other persons approved for nomination by the Company's nominating or governance committee or by an affirmative vote of at least two of the Administrative Trustees (as defined below), at least one of whom must be an HFH Designee and one of whom must be an MP Designee;

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Schedule 13D
Cusip No. 447011 10 7

                  (B) so as to nominate and elect two persons designated by the MP Designees (the "Adviser Directors"), one of which shall be a director in Class I and one of which shall be a director in Class II, and, in the event any of such persons does not serve, or ceases to serve, as a director of the Company, such other persons designated by the MP Designees in place of such person;

         (iii) With respect to the removal of directors of the Company, the Administrative Trustees shall vote or consent with respect to (or cause to be voted or consented with respect to) the Shares held directly or indirectly by HMP Trust as directed by the MP Designees with respect to any proposed removal of any Adviser Director, and as directed by the HFH Designees with respect to any proposed removal of any other director. Notwithstanding the previous sentence, however, until the second anniversary of the consummation of the IPO, the Administrative Trustees shall not vote or consent with respect to (or cause to be voted or consented with respect to) the Shares held directly or indirectly by HMP Trust to remove any of the Initial Directors unless such removal shall have received the approval of at least one of the Adviser Directors or is approved by an affirmative vote by at least two of the Administrative Trustees (at least one of whom must be an HFH Designee and one of whom must be an MP Designee);

         (iv) Unless such action shall have received the approval of at least one of the Adviser Directors, in no event shall the Administrative Trustees vote or consent with respect to (or cause to be voted or consented with respect to) the Shares held directly or indirectly by HMP Trust to any of the following ("Special Actions"); provided that nothing in this provision shall be construed to require any vote of the stockholders of the Company or prohibit any director of the Company from voting as a director of the Company on any such matter in any manner he or she deems appropriate:

                  (1) entering into any transaction, agreements or arrangements between the Company or any of its subsidiaries, on the one hand, and any holder of beneficial interests in HMP Trust or any affiliate of any such holder (other than a subsidiary of the Company), on the other hand, and other than transactions in the ordinary course of business with respect to officers and directors (e.g., employee expense reimbursement, indemnification agreement, employee benefits, director or employee compensation, housing relocations, and similar transactions),

                  (2) amending or supplementing the Company's certificate of incorporation, repealing, adopting or modifying bylaws or modifying the size of the Corporate Board,

                  (3) filing by the Company of any petition for bankruptcy or consent to the entry of an order for relief in an involuntary bankruptcy case or make any assignment for the benefit of creditors,

                  (4) selling all or substantially all assets or stock of the Company, or merging, consolidating or combining the Company with any other entity (other than a subsidiary) or approving the sale of all or substantially all assets or stock of the Company, or the merger, consolidation or combination of the Company with any other entity (other than a subsidiary),

Schedule 13D
Cusip No. 447011 10 7


                  (5) issuing any new equity securities of the Company (or securities convertible into equity securities of the Company) other than with respect to director and employee compensation, or

                  (6) adopting a shareholder rights plan or any agreement or plan of the type commonly called a "poison pill" or any similar plan or agreement; and

         (v) With respect to all matters other than those described in clauses (i) through (iv) above, the HFH Designees may vote (or cause to be voted or consented) the Shares held directly or indirectly by HMP Trust as they shall direct in their sole discretion.

         "Huntsman Directors" means J. Huntsman and P. Huntsman, and in the event that any of such persons does not serve, or ceases to serve, as a director of the Company, such other persons designated by the HFH Designees in place of such person.

         The Trust Agreement also provides that, if at any time HMP Trust is not the holder of more than 50% of the outstanding voting securities of the Company (or, in the event of a modification to, or replacement of, the definition of "operating company" under United States Department of Labor Regulation ss. 2510.3-101 that would require HMP Trust to own a higher percentage of the outstanding voting securities of the Company in order for HMP Trust to meet the definition of "operating company", then such higher percentage), then, upon the request of any holder of beneficial interests of HMP Trust, the Administrative Trustees shall cause Shares held by HMP Trust for the benefit of the various owners of beneficial interests in HMP Trust to be distributed to such owners, provided that such distributees have entered into the Voting Agreement included as Exhibit C to the Trust Agreement. Such Voting Agreement contains substantially similar voting provisions as specified in clauses (ii) through
(iv) of the second paragraph of this Item 4.

         As a result of the provisions of the Trust Agreement and the ownership by HMP Trust of Shares representing appropriately 58.6% of the outstanding Shares as of the date of this Statement, the Reporting Persons will have the ability to:

         o elect a majority of the members of the board of directors of the Company;
         o subject to applicable law and the rights of holders of the Company's mandatory convertible preferred stock, determine, without the consent of the Company's other stockholders, the outcome of certain matters submitted to the Company's stockholders for approval, including amendments to the Company's certificate of incorporation, mergers, consolidations and the sale of all or substantially all of the Company's assets; and
         o subject to applicable law, prevent or cause a change in control of the Company.

         Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Schedule 13D
Cusip No. 447011 10 7

Item 5. Interest in Securities of the Issuer.

         (a) HMP Trust is the direct owner of 129,776,387 Shares, or approximately 58.6% of the 221,572,172 Shares outstanding as of August 20, 2006 (which number is based on number of securities outstanding as contained in the Company's most recently available filing with the Securities and Exchange Commission). By virtue of the relationships described in this Statement, each of the other Reporting Persons along with Huntsman Family Holdings, P. Huntsman and
J. Huntsman may be deemed to share indirect beneficial ownership of all of the Shares owned by HMP Trust, and HMP Trust may be deemed to control the Company. On March 4, 2005 and on August 20, 2006, pursuant to the terms of the Trust Agreement, 123,312,029 and 6,464,358, respectively, of the 129,776,387 Shares held by HMP Trust were allocated among the holders of the Class A Trust Interests and the holders of the Class B Trust Interests of HMP Trust. As a result of these allocations, as of August 20, 2006, HMP Trust holds (i) 78,632,763 Shares for the Matlin Partnerships, as the holder of all of the outstanding Class A Trust Interests of HMP Trust (35.5% of the outstanding Shares as of August 20, 2006), and (ii) 51,143,624 Shares for Huntsman Family Holdings, as the holder of all of the outstanding Class B Trust Interests of HMP Trust. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares that are held by HMP Trust for the benefit of Huntsman Family Holdings as determined pursuant to the terms of the Trust Agreement. The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Shares owned by, or held for the benefit of, other parties.

         Matlin Global Partners serves as General Partner of each of the Matlin Partnerships. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). Matlin Advisers serves as investment advisor to the Matlin Partnerships. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares owned by Matlin Partners (Delaware). Mark R. Patterson and Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark R. Patterson and Matlin may be deemed to share voting and dispositive power over the shares owned by Matlin Partnerships.

         (b) Matlin, Pechock, HMP Trust, J. Huntsman, and P. Huntsman share voting power with respect to all of the 129,776,387 Shares owned by HMP Trust, which Shares represent 58.6% of the outstanding Shares as of the date of this Statement. Due to the relationships described in Items 6 and 5(a), the Matlin Partnerships, as the holders of the Class A Trust Interests, share dispositive power with HMP Trust with respect to the 78,632,763 Shares allocated to the holders of the Class A Trust Interests pursuant to the terms of the Trust Agreement and the other Reporting Persons may be deemed to have shared dispositive power with respect to the 78,632,763 Shares allocated to the holders of the Class A Trust Interests.

         (c) The Reporting Persons did not engage in any transactions with respect to Shares within the last 60 days of the date of this Statement.

         (d)      Not applicable

         (e)      Not applicable

Schedule 13D
Cusip No. 447011 10 7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Response to Item 4.

         The Trust Agreement provides that HMP Trust holds all of the shares owned by HMP Trust for the benefit of Huntsman Family Holdings and the Matlin Partnerships as the holders of the Class B Trust Interests and the Class A Trust Interests, respectively, of HMP Trust. Pursuant to the terms of the Trust Agreement, each of Huntsman Family Holdings and the Matlin Partnerships have the right to withdraw all or any portion of the shares held by HMP Trust for the benefit of such party in connection with certain sales or other transfers of Shares by such party.

         The Company, Huntsman Family Holdings, the Matlin Partnerships and other stockholders of the Company entered into a Registration Rights Agreement on February 10, 2005 pursuant to which the Company granted to Huntsman Family Holdings and the Matlin Partnerships demand and piggyback registration rights (including, without limitation, rights to demand shelf registration statements) for the Shares beneficially owned by them. Demand rights may not be exercised, however, to require registration during the period of time covered by any applicable lock-up agreement. Despite a registration demand, the Company may delay filing of the registration statement for a reasonable time not to exceed 60 days if, in the judgment of the Company's board of directors, filing the registration statement would require the disclosure of pending or contemplated matters or information which would have a material adverse effect on the business, operations or prospects of the Company or the disclosure otherwise relates to a material business transaction which has not yet been publicly disclosed. The agreement also provides that the Company will pay the costs and expenses, other than underwriting discounts and commissions, related to the registration and sale of Shares that are registered pursuant to the registration rights agreement. The agreement contains customary registration procedures and indemnification and contribution provisions requiring indemnification or contribution by the Company for the benefit of the stockholders whose shares are registered and sold pursuant to the agreement. Each of the stockholders whose shares are registered and sold pursuant to the agreement has agreed to indemnify the Company solely with respect to information provided by such person for use in the prospectus related to the offering of Shares by such person, with such indemnification being limited to the proceeds of the offering received by such person.

Item 7. Material to be Filed as Exhibits


Exhibit 1 HMP Equity Trust Amended and Restated Trust Agreement, dated as of February 10, 2005, by and among HMP Equity Trust, Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter
                  R. Huntsman, David J. Matlin, Christopher R. Pechock, Deutsche Bank Trust Company (solely as Delaware trustee),

Schedule 13D
Cusip No. 447011 10 7

                  MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Advisers LLC. [incorporated by reference to Exhibit 2 to the Former Schedule 13D filed on February 22, 2005]

Exhibit 2 Registration Rights Agreement, dated as of February 10, 2005, by and among Huntsman Corporation, Huntsman Family Holdings Company LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., Consolidated Press (Finance) Limited and the other stockholders of Huntsman Corporation named therein. [incorporated by reference to Exhibit 10.1 to the Form 8-k dated February 10, 2005 and filed on February 16, 2005 by Huntsman Corporation (001-32427)]

Schedule 13D
Cusip No. 447011 10 7


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: September 11, 2006

                                       MATLINPATTERSON LLC

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:   Mark R. Patterson
                                           Title:  Member


                                       MATLINPATTERSON ASSET MANAGEMENT LLC

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:   Mark R. Patterson
                                           Title:  Chairman


                                       MATLINPATTERSON GLOBAL ADVISERS LLC

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:   Mark R. Patterson
                                           Title:  Chairman


                                       MATLINPATTERSON GLOBAL PARTNERS LLC

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:   Mark R. Patterson
                                           Title:  Director


                                       MATLINPATTERSON GLOBAL OPPORTUNITIES
                                       PARTNERS L.P.

                                       By: MatlinPatterson Global Partners LLC,
                                           as general partner

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:   Mark R. Patterson
                                           Title:  Director


                                       MATLINPATTERSON GLOBAL OPPORTUNITIES
                                       PARTNERS (BERMUDA) L.P.

                                       By: MatlinPatterson Global Partners LLC,
                                           as general partner

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:   Mark R. Patterson
                                           Title:  Director

Schedule 13D
Cusip No. 447011 10 7


                                       MATLINPATTERSON GLOBAL OPPORTUNITIES
                                       PARTNERS B, L.P.

                                       By: MatlinPatterson Global Partners LLC,
                                           as general partner

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:   Mark R. Patterson
                                           Title:  Director


                                       DAVID J. MATLIN

                                       By: /s/ DAVID J. MATLIN
                                           -------------------------------------
                                           Name:   David J. Matlin


                                       MARK R. PATTERSON

                                       By: /s/ MARK R. PATTERSON
                                           -------------------------------------
                                           Name:   Mark R. Patterson


                                       CHRISTOPHER R. PECHOCK

                                       By: /s/ CHRISTOPHER R. PECHOCK
                                           -------------------------------------
                                           Name:   Christopher R. Pechock